UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2003.

Commission File Number: 001-31221

Total number of pages: 6

NTT DoCoMo, Inc.

(Translation of registrant’s name into English)

Sanno Park Tower 11-1, Nagata-cho 2-chome

Chiyoda-ku, Tokyo 100-6150

Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒                    Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Information furnished in this form:

1.	Press release dated May 13, 2003 regarding a notice of call for a shareholder resolution at the upcoming ordinary general meeting of shareholders regarding the possible repurchase of shares.
2.	Press release dated May 13, 2003 regarding proposed changes in executive positions.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NTT DoCoMo, Inc.

Date: May 13, 2003	By:	/S/ MASAYUKI HIRATA
Masayuki Hirata Executive Vice President and Chief Financial Officer

For Immediate Release

Notice of Call for a Shareholder Resolution

at the Ordinary General Meeting Regarding Repurchase of Shares

(Under Article 210 of the Japanese Commercial Code)

TOKYO, JAPAN, May 13, 2003—NTT DoCoMo, Inc. announced today that its board of directors decided to call for a resolution of its shareholders at the 12th annual general meeting of its shareholders scheduled on June 19, 2003 regarding the repurchase of its own shares.

1.	Reason for share repurchase

To improve capital efficiency and to implement flexible capital policies in accordance with the business environment

2.	Details of share repurchase
(1)	Class of shares: Common stock
(2)	Number of shares to be repurchased: 2,500,000 shares (maximum)
(3)	Aggregate price of shares to be repurchased: 600 billion yen (maximum)

(Note)

The above repurchase of shares is subject to the approval of DoCoMo’s shareholders at the 12th annual general meeting to be held on June 19, 2003.

For further inquiries, please contact:

Public Relations Department

Susumu Takeuchi

Manager

International PR

NTT DoCoMo, Inc.

Tel:    +81-3-5156-1366 (9:30~19:00 Japan Standard Time)

Fax:    +81-3-5501-3408

Mobile:    +81-90-5400-1142

e-mail: press_dcm@nttdocomo.com

website: http://www.nttdocomo.com

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For Immediate Release

NTT DoCoMo Announces Changes in Executive Positions

TOKYO, JAPAN, May 13, 2003—NTT DoCoMo, Inc. announced today that it will propose at the 12th annual general meeting of its shareholders to make the following changes in executive positions, including members of the board of directors and statutory auditors, effective June 19, 2003.

1.	New Members of the Board of Directors (candidates)

(Name)	(Current Post)
Yojiro Inoue	Vice President SATELLITE INFORMATION FOUNDATION FOR HORCE RACING AGRICULTURE FORESTY AND FISHERIES
Harunari Futatsugi	General Manager, Saitama Branch NTT DoCoMo, Inc.
Bunya Kumagai	Managing Director of Sales Promotion Department NTT DoCoMo, Inc.

2.	New Corporate Auditors (candidates)

(Name)	(Current Post)
Satoshi Fujita	Executive Vice President NTT Communications Corporation
Michiharu Sakurai	Professor of Accounting Senshu University

3.	Resigning Members of the Board of Directors

Senior Vice President	Hideaki Yumiba
Senior Vice President	Yoshiaki Aigami
Senior Vice President	Eiji Hagiwara

4.	Resigning Corporate Auditor

Corporate Auditor	Kiyomi Kamiya

5.	New Executive Vice Presidents (candidates)

(Name)	(Current Post)
Kei-ichi Enoki	Senior Vice President NTT DoCoMo, Inc.
Yasuhiro Kadowaki	Senior Vice President NTT DoCoMo, Inc.

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6.	New Executives’ Positions and Organizational Responsibilities

Member Name of the Board of Directors	Current Position(s) and Organizational Responsibilities	New Position(s) and Organizational Responsibilities
Shiro Tsuda

· Senior Executive Vice President

· Managing Director of Global Business Division

· i-mode Business Division

· Information Systems Department

· Procurement and Supply Department

· Intellectual Property Department

· Personnel Development Department

· Affiliated Companies Department

· Corporate Strategy & Planning Department

· Senior Executive Vice President

· Managing Director of Global Business Division

· Information Systems Department

· Procurement and Supply Department

· Intellectual Property Department

· Personnel Development Department

· Affiliated Companies Department

· Corporate Strategy & Planning Department

Masao Nakamura	· Senior Executive Vice President · Managing Director of Marketing Division · Customers Satisfaction Department · Public Relations Department · General Affairs Department	· Senior Executive Vice President · Managing Director of Marketing Division · Customers Satisfaction Department · Public Relations Department
Kei-ichi Enoki	· Senior Vice President · Managing Director of i-mode Business Division · Managing Director of i-mode Business Department	· Executive Vice President · Managing Director of i-mode Business Division · Managing Director of i-mode Business Department
Yasuhiro Kadowaki	· Senior Vice President · Managing Director of General Affairs Department	· Executive Vice President · Managing Director of General Affairs Department
Kunito Abe	· Senior Vice President · General Manager, Shibuya Branch	· Senior Vice President · Managing Director of Corporate Citizenship Office
Minoru Hyuga	· Senior Vice President · Managing Director of Information Systems Department	· Senior Vice President · General Manager, Marunouchi Branch
Hideki Niimi	· Senior Vice President · Managing Director of Mobile Multimedia Planning Department	· Senior Vice President · Managing Director of Procurement and Supply Department
Yojiro Inoue		· Senior Vice President · Managing Director of DIG Promotion Office
Harunari Futatsugi	· General Manager, Saitama Branch	· Senior Vice President · Managing Director of Network Planning Department
Bunya Kumagai	· Managing Director of Sales Promotion Department	· Senior Vice President · Managing Director of Sales Promotion Department

For further inquiries, please contact:

Public Relations Department

Susumu Takeuchi

Manager

International PR

NTT DoCoMo, Inc.

Tel:    +81-3-5156-1366 (9:30~19:00 Japan Standard Time)

Fax:    +81-3-5501-3408

Mobile:    +81-90-5400-1142

e-mail: press_dcm@nttdocomo.com

website: http://www.nttdocomo.com

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